June 19, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	ACI Worldwide, Inc.

Form 10-Q for the Quarter Ended March 31, 2017

Filed May 4, 2017

Form 8-K furnished on March 2, 2017

Form 8-K furnished on May 4, 2017

File No. 00-25346

Ladies and Gentlemen:

The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in your letter dated June 7, 2017, with respect to the above-referenced Quarterly Report on Form 10-Q and Current Reports on Form 8-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-Q for the quarterly period ended March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Fee Cash Flow, page 35

1. Your operating free cash flow appears to exclude charges that required cash settlement. Please ensure that your non-GAAP liquidity measures do not exclude charges that required or will require cash settlement. We refer you to Item 10(e)(1)(ii) of Regulation S-K.

Response: The Company appreciates the Staff’s comment and in future filings will remove the operating free cash flow measure and discussion from the Liquidity and Capital Resources section.

Securities and Exchange Commission

June 19, 2017

Form 8-K Furnished on March 2, 2017

Exhibit 99.1

Q4 2016 Financial Summary and Full Year 2016 Financial Summary

2. Your non-GAAP measures of adjusted EBITDA and net adjusted EBITDA margin precede the GAAP measure. Please ensure that your non-GAAP measures do not precede the most directly comparable GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We respectfully inform the Staff, that we will ensure that in future earnings releases the GAAP measures will precede any non-GAAP measures discussed.

3. You disclose a non-GAAP measure of operating free cash flow but you omit the most directly comparable GAAP measure. Please ensure that you include the most directly comparable GAAP measure in your discussions of non-GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We respectfully inform the Staff, that in future earnings releases we will ensure we include the most directly comparable GAAP measure (cash flows from operating activities) in our discussions of the non-GAAP measure of operating free cash flow.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures

4. Your presentation includes a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please ensure your next earnings release does not include a full non-GAAP income statement. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The same comment applies to your earnings release included in your 8-K furnished on May 4, 2017.

Securities and Exchange Commission

June 19, 2017

Response: We respectfully inform the Staff, that in future earnings releases we will ensure that we do not include a full non-GAAP income statement. We will provide the appropriate individual GAAP to non-GAAP reconciliations as demonstrated below:

Three Months Ended
	2017	2016
Total Revenue	$—	$—
Less CFS revenue	—	—
FX impact	—	—

Total Non-GAAP Revenue	$—	$—

Three Months Ended
	2017	2016
Net income	$—	$—
Less significant transaction related expenses	—	—
Less income tax impact	—	—

Total Non-GAAP net income	$—	$—

Three Months Ended
	2017	2016
Net income (loss)	$—	$—
Plus:	—	—
Income tax expense (benefit)	—	—
Net interest expense, net	—	—
Net other expense (income)	—	—
Depreciation expense	—	—
Amortization expense	—	—
Non-cash compensation expense	—	—

Adjusted EBITDA	—	—
Deferred revenue fair value adjustment	—	—
Employee related actions	—	—
Gain on sale of CFS assets	—	—
Significant transaction related expenses	—	—

Adjusted EBITDA excluding significant transaction related expenses	$—	$—

Form 8-K furnished on May 4, 2017

Exhibit 99.1

Highlights and Q1 2017 Financial Summary

5. Your presentations include non-GAAP measures but omit the most directly comparable GAAP measures. Please ensure that you include the most directly comparable GAAP measures in your discussions of non-GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Securities and Exchange Commission

June 19, 2017

Response: We respectfully inform the Staff, that in future earnings releases we will ensure we include the most directly comparable GAAP measure in our discussion of any non-GAAP measures.

*          *           *          *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens
Scott W. Behrens

Senior Executive Vice President, Chief Financial Officer, and Chief Accounting Officer

Enclosures

cc:	Philip G. Heasley, ACI Worldwide, Inc.

Dennis P. Byrnes, ACI Worldwide, Inc.